UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number: 0-20055

Consolidated Envirowaste Industries Inc.

(Translation of registrant’s name into English)

27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☑	FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☑     NO ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1399.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

(Registrant)

Date June 2, 2005	By	“Douglas R. Halward”

(Signature)

Douglas R. Halward, President

(Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:	News Release dated May 30, 2005
EXHIBIT B:	Unaudited financial statements for the six months ended March 31, 2005 and Management Discussion and Analysis

EXHIBIT A

27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644

NEWS RELEASE

Consolidated Envirowaste Reports 2005 2 nd Quarter Results

Abbotsford, British Columbia – May 30, 2005

Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD-V) announced today its results for the six months ended March 31, 2005. A complete copy of the Company’s report for the quarter is available at www.sedar.com. Excerpts from the unaudited financial statements are as follows:

			Six Months	Six Months
	Quarter Ended	Quarter Ended	Ended	Ended
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004

Revenue	$6,682,903	$5,484,735	$13,856,167	$10,359,094
Income from continuing operations before income taxes	123,617	133,948	1,155,740	253,601
Income (loss) from continuing operations after income taxes	(13,538)	32,324	507,064	358
Income from discontinued operations	14,198	59,651	29,225	81,230
Net income for the period	660	91,975	536,289	81,588
Basic earnings per common share	$—	$0.01	$0.05	$0.01
Diluted earnings per common share	$—	$0.01	$0.05	$0.01
Weighted average common shares outstanding	10,250,801	10,197,748	10,305,303	10,106,400

Consolidated Envirowaste Industries Inc. recorded a net loss from continuing operations for the three months ended March 31, 2005 of $13,538 or $0.00 per share ($0.00 per share diluted) compared to net earnings from continuing operations of $32,324 or $0.00 per share ($0.00 per share diluted) for the three months ended March 31, 2004. The Company’s Georgia subsidiary ceased daily operations on March 31, 2005, and, is presented as discontinued operations on a comparative basis. After net income from discontinued operations for the quarter of $14,198 (2003 — $59,651), overall net income for the three months ended March 31, 2005 was $660 or $0.00 per share ($0.00 per share diluted) compared to net income of $91,975 or $0.01 per share ($0.01 per share diluted) earned in the same quarter of 2004. For the six months ended March 31, 2005, income from continuing operations before income taxes was $1,155,740 compared to $253,601 for the six months ended March 31, 2004. Net income after income taxes and discontinued operations totalled $536,289 or $0.05 per common share ($0.05 per share diluted) for the first six months of fiscal 2005 compared to $81,588 or $0.01 per share ($0.01 per share diluted) for the six months ended March 31, 2004.

Revenue increased 22% or $1.2 million to $6,682,903 for this quarter compared to the second quarter of 2004, but sales were down from the 1st quarter of 2005 by $490,000 when CRR

(Florida) was involved with last fall’s storm cleanup. The Company had similar gross margins compared to the second quarter of 2004 while operating income rose $76,000 for the quarter compared to the three months ended March 31, 2004, reflecting more seasonal values compared to the 1st quarter of 2005.

Driven by strong results in its Florida subsidiary, the Company’s revenue, operating and net income from continuing operations for the six months ended March 31, 2005, continued at a pace well ahead of the first six months of fiscal 2004. Revenue for the first six months of fiscal 2005, following a reduction of nearly $1 million in currency translation differences, is approximately $3.5 million higher than the first six months of 2004. Operating income during the six months was $855,000 higher and net income from continuing operations increased $506,700 compared to the six months ended March 31, 2004, while net income, including discontinued operations, is $454,700 more than the same six months of fiscal 2004. Results from the first quarter of fiscal 2005 have manifested themselves into a stronger balance sheet at March 31, 2005 with improved working capital and debt to equity ratios.

Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

Consolidated Envirowaste Industries Inc.

     “Per James E. Darby”

James E. Darby
Chairman and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EXHIBIT B

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Financial Statements

March 31, 2005 and 2004

Index
Consolidated Balance Sheets	2

Consolidated Statements of Income and Deficit	3

Consolidated Statements of Cash Flows	4

Notes to Consolidated Financial Statements	5

Schedules of Consolidated Cost of Sales	16

Schedules of Consolidated Direct Selling Expenses	17

Schedules of Consolidated General and Administrative Expenses	18

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Balance Sheets
March 31, 2005 and 2004	(audited)

	March 31,	March 31,	September 30,
	2005	2004	2004
ASSETS
Current
Cash	$3,182,520	$1,411,329	$2,843,341
Accounts receivable	3,677,244	3,616,835	4,027,593
Inventories (note 2)	995,174	1,042,697	759,242
Refundable income taxes	—	—	70,863
Future income tax asset	210,342	201,325	219,222
Prepaid expenses and deposits	343,043	229,723	283,207

	8,408,323	6,501,909	8,203,468
Property, plant and equipment (note 3)	8,661,541	9,615,437	9,509,709
Assets under capital leases (note 4)	2,218,435	1,909,803	2,896,260
Future income tax asset	—	210,631	—
Other assets (note 5)	31,604	34,778	33,191

	$19,319,903	$18,272,558	$20,642,628

LIABILITIES
Current
Demand loans, secured (note 6)	$590,000	$630,000	$430,000
Accounts payable and accrued liabilities	2,883,765	2,282,496	2,336,451
Income taxes payable	159,654	97,922	—
Deferred revenue	108,741	201,246	780,421
Principal portion of long-term debt due within one year	935,641	1,587,454	1,553,047
Principal portion of capital lease obligations due within one year	582,094	498,500	699,392
Principal portion of loans due within one year	—	—	173,939

	5,259,895	5,297,618	5,973,250
Long-term debt (note 7)	1,657,295	2,401,415	2,285,451
Obligations under capital leases (note 8)	1,362,084	1,271,498	1,961,734
Loans payable (note 9)	2,564,388	2,510,031	2,324,734
Future income taxes payable	669,632	171,348	697,905

	11,513,294	11,651,910	13,243,074

SHAREHOLDERS’ EQUITY
Share capital (note 10)	15,488,238	15,456,513	15,456,513
Contributed Surplus	7,013	—	4,675
Unrealized foreign exchange gain	63,329	199,499	226,626
Deficit	(7,751,971)	(9,035,364)	(8,288,260)

	7,806,609	6,620,648	7,399,554

	$19,319,903	$18,272,558	$20,642,628

Commitments (note 13)
Contingent liability (note 14)

Approved by the Directors:

“signed”	“signed”

James Darby	Douglas R. Halward

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statement of Operations and Deficit
For the six months ended March 31, 2005 and 2004

	3 months	3 months	6 months	6 months
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Revenue
Bulk	$417,261	$446,283	$689,457	$841,129

Packaged products	574,888	633,225	670,084	780,531

Tipping and processing fees	5,690,754	4,405,227	12,496,626	8,737,434

	6,682,903	5,484,735	13,856,167	10,359,094

Cost of sales (schedule)	3,927,904	3,190,602	7,643,510	6,069,807

Gross margin	2,754,999	2,294,133	6,212,657	4,289,287

Direct selling expenses (schedule)	1,551,656	1,054,367	2,711,977	1,913,881

General and administrative expenses (schedule)	1,183,628	1,296,733	2,585,872	2,315,626

Operating income (loss)	19,715	(56,967)	914,808	59,780

Other income
Interest and sundry	3,505	28,915	9,772	31,821
Gain on disposal of capital assets	100,397	162,000	231,160	162,000

Income before income taxes	123,617	133,948	1,155,740	253,601
Income taxes (note 15)	137,155	101,624	648,676	253,243

Net income (loss) for the period from continuing operations	(13,538)	32,324	507,064	358

Discontinued operations
Income before income taxes	23,536	104,355	48,442	138,217
Income taxes	9,338	44,704	19,217	56,987

Net income from discontinued operations	14,198	59,651	29,225	81,230

Net income for the period	$660	$91,975	536,289	81,588

Deficit, beginning of year			(8,288,260)	(9,116,952)

Deficit, end of period			$(7,751,971)	$(9,035,364)

Earnings per share for the period - basic	$—	$0.01	$0.05	$0.01

Weighted average number of common shares outstanding -basic	10,250,801	10,197,748	10,305,303	10,106,400

Fully diluted earnings per share	$—	$0.01	$0.05	$0.01

Weighted average number of common shares outstanding -diluted	10,331,629	10,209,084	10,386,131	10,117,736

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statement of Cash Flows
For the six months ended March 31, 2005 and 2004

	3 months	3 months	6 months	6 months
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Cash flows from (used in) operating activities

Net income for the period	$660	$91,975	$536,289	$81,588
Items not involving cash:
Amortization	618,734	589,161	1,258,589	1,094,075
Gain on disposal of property, plant and equipment	(128,018)	(162,000)	(254,075)	(295,650)
Stock-based compensation	1,169	—	2,338	—
Unrealized foreign exchange loss	(107,149)	(247,480)	(163,297)	(329,339)
Issuance of shares for non-cash consideration	—	75,000	—	75,000
Future income taxes	3,795	(2,149)	(19,393)	15,197

	389,191	344,507	1,360,451	640,871
Cash generated from (used in) operating working capital:
Accounts receivable	(424,350)	(1,126,143)	350,349	(802,141)
Inventories	(177,896)	(21,369)	(235,932)	(89,761)
Prepaid expenses and deposits	(31,151)	99,345	(59,836)	103,993
Accounts payable and accrued liabilities	693,668	508,915	547,314	415,457
Income taxes payable	(252,367)	5,731	230,517	162,262
Deferred revenue	(311,136)	9,393	(671,680)	(16,603)
Current portion of long-term debt	16,542	459,459	(617,406)	508,770
Current portion of capital lease obligations	7,598	18,515	(117,298)	(1,870)
Current portion of loans payable	(93,939)	—	(173,939)	—

	(183,840)	298,353	612,540	920,978

Cash flows from (used in) financing activities
Increase (decrease) in long-term debt, net	(221,708)	167,134	(628,156)	308,315
Decrease in obligations under capital leases, net	(139,528)	(120,480)	(599,650)	(295,242)
Increase in loans payable	239,654	134,161	239,654	134,161
Issuance of share capital	31,725	2,700	31,725	58,431

	(89,857)	183,515	(956,427)	205,665

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(29,127)	(1,180,868)	(29,127)	(1,956,981)
Proceeds from the sale of property, plant and equipment	125,733	159,438	126,387	300,763
Acquisition of assets under capital leases	—	(10,472)	—	(10,472)
Proceeds from the sale of assets under capital leases	2,642	—	425,806	—

	99,248	(1,031,902)	523,066	(1,666,690)

Increase (decrease) in cash position	(174,449)	(550,034)	179,179	(540,047)
Cash position, beginning of period	2,766,969	1,331,363	2,413,341	1,321,376

Cash position, end of period	$2,592,520	$781,329	$2,592,520	$781,329

Represented as:
Cash and cash equivalents	$3,182,520	$1,411,329	$3,182,520	$1,411,329
Demand loans, secured	(590,000)	(630,000)	(590,000)	(630,000)

	$2,592,520	$781,329	$2,592,520	$781,329

Supplemental Information
Interest paid in cash	$86,150	$93,888	$190,419	$215,645
Income taxes paid in cash	$396,083	$142,139	$426,089	$142,139

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2005 and 2004

1.	Significant Accounting Policies

The Financial Statements of the Company have been prepared in accordance with Canadian generally accept accounting principles within reasonable limits of materiality and within the framework of the significant account policies summarized below

(a)	Basis of Presentation

The Company follows Canadian generally accepted accounting principles in the preparation of these financial statements. All dollar amounts are reported in Canadian funds.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S subsidiaries, Consolidated Resource Recovery Inc. — Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. — Georgia operations (“Greencycle”), a Georgia corporation.

(c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(d)	Cash equivalents

Cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities three months or less when purchased. As at March 31, 2005, cash equivalents were $nil (March 31, 2004-$ September 30, 2004 — $nil)

(e)	Inventories

Inventories of raw materials are valued at the lower of cost and net realizable value. Inventories of work-in-process and finished goods are valued at the lower of standard cost and market value.

(f)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Plant	4%, 5%, 14%, 20% & 33%
Land improvements	6.7% & 8%
Equipment	10%, 20%, 33% & 50%
Office equipment	20% & 33%
Leasehold improvements	20% & 33%
Computer equipment	30%, & 33%
Bag plates and artwork	20%
Automotive equipment	20% & 30%

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2005 and 2004

1.	Significant Accounting Policies (continued)

(g)	Assets Under Capital Leases

Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as property, plant & equipment.

(h)	Other Assets

Trademarks	Recorded at cost; amortized on a straight-line basis over periods of 10 years or 15 years.

Technology license	Recorded at cost; amortized on a straight-line basis over 20 years.

(i)	Goodwill and Other Intangible Assets

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3062, “Goodwill and Other Intangible Assets”, under which a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized, but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

(j)	Asset Retirement Obligations

Effective October 1, 2004, the Company retroactively adopted the CICA handbook Section 3110 on the recognition and measurement of asset retirement obligations, which for the Company encompasses primarily site postclosure and remediation cost liabilities. Under this section, asset retirement obligations are recognized at the fair market value in the period in which the legal obligation was incurred, with fair value of a liability determined with reference to the present value of estimated future cash flows. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur. The nature of the Company’s operations are such that remediation cost liabilities are short term in nature, therefore costs approximate their discounted present value, and are recorded in deferred revenue (see note 1(n) Revenue Recognition and 1(p) Environmental and Site Remediation Liability). Site postclosure costs have not been incurred to date, therefore the Company has not had to restate prior periods as a result of the adoption of this new policy.

(k)	Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of the CICA Handbook. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2005 and 2004

1.	Significant Accounting Policies (continued)

(l)	Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value method for all direct awards of stocks in accordance with the CICA Handbook, section 3870. “Stock-Based Compensation and Other Stock-Based Payments”. The fair value of the options granted are estimated at the date of grant using the Black-Scholes valuation model. Stock-based compensation is amortized into earnings over the vesting period of the related options. As the expense is incurred, an offset is created in contributed surplus in shareholders’ equity, which is converted in share capital when the related options are exercised. During the period, no options were granted (March 31, 2004 — nil; September 30, 2004 — 6,000) and charged $2,186 (March 31, 2004 -nil; September 30, 2004 — $4,675) to income.

(m)	Foreign Currency Translation

The Company treats the operations of Envirowaste International Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains or losses are presented as a component of equity.

(n)	Revenue Recognition

Revenues from the sale of bulk and packaged products are recognized when title and risk of loss transfers to the customer, which is generally upon shipment.

Revenues from tipping fees are recognized as services performed and are billed pursuant to the contract terms. The Company also occasionally performs contracting services for customers under a cost plus billing arrangement. Revenues related to these services are recognized gross in net revenues, with the related costs recorded in cost of sales.

Certain contracts provide for billings upon receipt of material. These revenues are deferred and then recognized as the material is processed and all contractual commitments, including disposal and site remediation have been completed.

(o)	Earnings Per Share

Earnings per share are computed as recommended by Section 3500 of the CICA Handbook. Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to common shares were exercised or converted to common shares. Under the standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(p)	Environmental and Site Remediation Liability

The Company could be subject to liability for environmental matters resulting from the operations of its waste processing facilities. The Company accrues these costs in the period when responsibility is established and when such costs are probable and reasonably estimable based on current law and existing technology. Any substantial liability incurred by the Company arising from environmental damage could have material adverse effect on the Company’s business, its financial condition and on its result of operations. The Company is not presently aware of any situations that would have a material adverse impact on the business, its results of operations or its financial condition. The Company allows for post closure and remediation costs for facilities at operating locations by deferring revenue in the current period in amounts sufficient to cover future anticipated costs based on management’s judgement and experience in remediating sites.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2005 and 2004

2. Inventories

	March 31,	March 31,	September 30,
	2005	2004	2004 (audited)
Raw materials and supplies	$700,764	$736,012	$618,784
Work-in-process	34,839	46,493	35,714
Finished goods	259,571	260,192	104,744

	$995,174	$1,042,697	$759,242

3. Property, Plant and Equipment

	March 31,			March 31,	September 30,
	2005			2004	2004 (audited)
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Land	$2,378,050	$—	$2,378,050	$2,378,050	$2,378,050
Plant	2,857,632	961,429	1,896,203	2,369,820	1,965,790
Land improvements	1,564,460	669,283	895,177	647,328	940,971
Equipment	8,284,790	5,353,652	2,931,138	3,569,809	3,554,044
Office equipment	239,055	89,230	149,825	158,600	171,335
Leasehold improvements	—	—	—	18,973	10,691
Computer equipment	134,214	107,003	27,211	38,505	38,016
Bag plates and artwork	337,634	310,419	27,215	45,012	34,707
Automotive equipment	902,519	545,797	356,722	389,340	416,105

	$16,698,354	$8,036,813	$8,661,541	$9,615,437	$9,509,709

4. Assets Under Capital Leases

	March 31,			March 31,	September 30,
	2005			2004	2004 (audited)
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Equipment	$3,816,989	$1,598,554	$2,218,435	$1,906,633	$2,895,467
Office equipment	—	—	—	3,170	793

	$3,816,989	$1,598,554	$2,218,435	$1,909,803	$2,896,260

5. Other Assets

	March 31,	March 31,	September 30,
	2005	2004	2004 (audited)
Goodwill, net of accumulated amortization of $51,318 (March 31, 2004 - $51,318; September 30, 2004 - $51,318)	$21,995	$21,995	$21,995

Trademarks, net of accumulated amortization of $22,168 (March 31, 2004 - $19,072; September 30, 2004 - $20,620)	8,792	11,888	10,340

Technology license, net of accumulated amortization of $740 (March 31, 2004 - $662; September 30, 2004 - $701)	817	895	856

	$31,604	$34,778	$33,191

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2005 and 2004

6. Demand Loans, Secured

At March 31, 2005, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities with the Royal Bank of Canada. The credit facilities include a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”) plus 1.5% per annum, and a peak period revolving demand loan of $250,000 bearing interest at RBP plus 2.0% per annum. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (see Note 9). The loans are subject subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. The Company was in compliance with these covenants at March 31, 2005.

At March 31, 2005, borrowings outstanding on the operating lines of credit were $590,000 (March 31, 2004 — $630,000; September 30, 2004 — $430,000).

7. Long Term Debt

	March 31,	March 31,	September 30,
	2005	2004	2004 (audited)
Notes bearing interest at rates ranging from 0% to 7.03% per annum and are repayable in up to 60 monthly installments of principal and interest through 2010, collateralized by the related equipment.	$2,013,225	$2,621,030	$2,685,985

Mortgage payable bearing interest at 5.95% per annum and repayable in 35 monthly installments of Cdn $30,543 (US $25,237) including interest.	579,711	974,839	774,108

Promissory note payable bearing interest at the 30-day London Interbank Offered Rate (“LIBOR”) plus 3.5% repayable in full on February 28, 2005 (repaid in full on October 13, 2004).	—	393,000	378,405

	2,592,936	3,988,869	3,838,498

Less: Principal due within one year	(935,641)	(1,587,454)	(1,553,047)

Long-term portion	$1,657,295	$2,401,415	$2,285,451

The mortgage and promissory note are secured by a first charge on the mortgaged property and a first security interest in all the assets of the Company’s subsidiary CRRI supported by guarantees of related companies. The mortgage and certain of the notes contain restrictive covenants, including, among others, a debt service coverage ratio and a debt to worth ratio. The Company was in compliance with or obtained a waiver for all of these covenants as of March 31, 2005.

Principal obligations due within the next five years are as follows:

2006	$935,641
2007	769,973
2008	455,129
2009	363,011
2010	69,182

$2,592,936

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2005 and 2004

8. Obligations Under Capital Leases

Capital lease obligations consist of leases on mobile equipment and office equipment, repayable over varying terms from 36 to 60 months at interest rates ranging from 5.25% to 12.99% per annum. Future minimum lease payments are as follows:

2006	$685,312
2007	674,679
2008	405,358
2009	264,834
2010	136,011

Minimum lease payments	2,166,194
Less: amounts representing interest	222,016

Present value of obligations under capital leases	1,944,178

Less: principal due within one year	582,094

$1,362,084

9. Loans Payable

By loan agreements, and as amended, between the Company and two of its directors and officers, the Company has borrowed a total of $2,414,388 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. In addition to the security listed below, the Company provided one of the directors with a guarantee and postponement of claim supported by a registered charge over the assets of its U.S. subsidiaries and agreed to repay note principal subject to certain conditions (see Commitments — Note 13).

On April 1, 1999, the Company borrowed $300,000 from a shareholder of the Company to meet the Company’s short-term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5 per annum, payable monthly. The company repaid $150,000 of the loan on October 22, 2002.

The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, B.C. property. The loans are subrogated to the Royal Bank of Canada debt (note 6).

While the terms of repayment for the loans are on a demand basis, the lenders will not call for repayment of the debts on or before March 31, 2005.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2005 and 2004

10. Share Capital

(a)	Authorized: 50,000,000 common shares, no par value

(b)	Issued and fully paid:

	March 31, 2005		March 31, 2004		September 30, 2004 (audited)
	Number	Stated	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital	of Shares	Capital
Balance, beginning of period	10,247,199	$16,110,290	9,994,299	$15,976,859	9,994,299	$15,976,859
Issued during the period:
Exercise of options for cash	117,500	31,725	152,900	58,431	152,900	58,431
For financing services	0	—	100,000	75,000	100,000	75,000

	10,364,699	16,142,015	10,247,199	16,110,290	10,247,199	16,110,290
Share issue expenses	0	(653,777)	—	(653,777)	—	(653,777)

Balance, end of period	10,364,699	$15,488,238	10,247,199	$15,456,513	10,247,199	$15,456,513

(c)	The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise Price
	of Shares	per Share	Expiry Date
Directors	402,500	$0.60	March 14, 2007
Employees	174,000	$0.60	March 14, 2007
Employees *	60,000	$0.44	July 7, 2009

	636,500

*	This option vested as to 20,000 shares on December 31, 2004, and will vest as to 20,000 shares each on December 31, 2005 and 2006 provided, in each case, that the employee is employed by the Company on the vesting date.

A summary of the stock option activity for the current period is as follows:

		Weighted
		Average
		Exercise
	Shares	Price
Outstanding at October 1, 2004	771,500	$0.53
Exercised	(117,500)	$0.27
Cancelled	(17,500)	$0.42

Outstanding at March 31, 2005	636,500	$0.58

Options outstanding and exercisable at March 31, 2005 are as follows:

				Weighted	Weighted
				Average	Average
			Average	Exercise	Exercise
Range of			Remaining	Price on	Price on
Exercise	Number	Number	Contractual	Outstanding	Exercisable
Prices	Outstanding	Exercisable	Life (years)	Options	Option
$0.44 - $0.60	636,500	596,500	2.2	$0.58	$0.59

The fair value of options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions; risk-free interest rate of 4.0%, dividend yield of 0.0%, volatility factor of 60.03%, and a life of 5 years.

On March 4, 2003, the Company adopted a share option plan subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 common shares of the Company are issuable under the plan, including 911,900 options outstanding on the date of adoption.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2005 and 2004

11. Related Party Transactions

Included in accounts payable and accrued liabilities at March 31, 2005 were amounts aggregating $351,422 (March 31, 2004 — $291,486; September 30,2004 — $627,065) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to loans, as detailed in Note 9, the Company had the following transactions with related parties:

	March 31,	March 31,	September 30,
	2005	2004	2004 (audited)
Management remuneration	$165,950	$138,402	$597,649

Interest and loan fees	94,217	165,287	255,105

	$260,167	$303,689	$852,754

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice.

12. Geographically Segmented Information

	Canada	United States	Elimination	Consolidated
For the six months ended March 31, 2005
Revenue
Bulk	$204,645	$484,812	$—	$689,457
Packaged products	670,084	—	—	670,084
Tipping and processing fees	42,722	12,453,904	—	12,496,626
Inter-segment	294,960	55,943	(350,903)	—

	1,212,411	12,994,659	(350,903)	13,856,167

Expenses
Inter-segment	54,438	296,465	(350,903)	—
Other	1,637,409	11,063,018	—	12,700,427

	1,691,847	11,359,483	(350,903)	12,700,427

Income (loss) before income taxes	(479,436)	1,635,176	—	1,155,740
Income taxes	—	648,676	—	648,676

Income (loss) from continuing operations	(479,436)	986,500	—	507,064
Income from discontinued operations, net of tax	—	29,225	—	29,225

Net income (loss) for the period	$(479,436)	$1,015,725	$—	$536,289

	Canada	United States	Consolidated
Assets
Property, plant & equipment	$1,578,197	$9,301,779	$10,879,976
Other	1,576,786	6,863,141	8,439,927

	$3,154,983	$16,164,920	$19,319,903

Property, Plant & Equipment and assets acquired under capital lease — Current Expenditures	$—	$29,127	$29,127

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2005 and 2004

12. Geographically Segmented Information (continued)

	Canada	United States	Elimination	Consolidated
For the six months ended March 31, 2004
Revenue
Bulk	$211,494	$629,635	$—	$841,129
Packaged products	780,531	—	—	780,531
Tipping and processing fees	84,722	8,652,712	—	8,737,434
Inter-segment	380,799	259,976	(640,775)	—

	1,457,546	9,542,323	(640,775)	10,359,094

Expenses
Inter-segment	98,295	542,480	(640,775)	—
Other	1,698,246	8,407,247	—	10,105,493

	1,796,541	8,949,727	(640,775)	10,105,493

Earnings (loss) before income taxes	(338,995)	592,596	—	253,601
Income taxes	—	253,243	—	253,243

Earnings (loss) from continuing operations	(338,995)	339,353	—	358
Loss from discontinued operations, net of tax	—	81,230	—	81,230

Net earnings (loss) for the period	$(338,995)	$420,583	$—	$81,588

	Canada	United States	Consolidated
Assets
Property, plant & equipment	$1,744,545	$9,780,695	$11,525,240
Other	1,684,327	5,062,991	6,747,318

	3,428,872	14,843,686	18,272,558

Property, Plant & Equipment and assets acquired under capital lease — Current Expenditures	$23,805	$1,943,648	$1,967,453

	Canada	United States	Elimination	Consolidated
For the year ended September 30, 2004 (audited)
Revenue
Bulk	$597,299	$1,060,045	$—	$1,657,344
Packaged products	2,004,593	—	—	2,004,593
Tipping and processing fees	301,164	20,573,625	—	20,874,789
Inter-segment	971,419	548,727	(1,520,146)	—

	3,874,475	22,182,397	(1,520,146)	24,536,726

Expenses
Inter-segment	201,809	1,318,337	(1,520,146)	—
Other	4,226,996	18,279,604	—	22,506,600

	4,428,805	19,597,941	(1,520,146)	22,506,600

Earnings (loss) before income taxes	(554,330)	2,584,456	—	2,030,126
Income taxes	—	1,020,096	—	1,020,096

Earnings (loss) from continuing operations	(554,330)	1,564,360	—	1,010,030
Loss from discontinued operations, net of tax	—	(181,338)	—	(181,338)

Net earnings (loss) for the year	$(554,330)	$1,383,022	$—	$828,692

	Canada	United States	Consolidated
Assets
Property, plant & equipment	$1,674,403	$10,731,566	$12,405,969
Other	852,535	7,384,124	8,236,659

	$2,526,938	$18,115,690	$20,642,628

Property, Plant & Equipment and assets acquired under capital lease — Current Expenditures	$59,218	$4,252,211	$4,311,429

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2005 and 2004

13. Commitments

CRRI has entered into an employment agreement with a certain member of management through December 31, 2006. This agreement provides for a total monthly salary of approximately Cdn $12,103 (US$ 10,000) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases at the discretion of the Company.

The Company has entered into operating leases for certain machinery, equipment and office space. Rental expense under these leases was approximately Cdn$ 834,641 (including US$ 644,736) for the six months ended March 31, 2005. Minimum future rental payments under these leases are as follows:

2006	$828,323
2007	549,838
2008	227,488
2009	—
2010	—

$1,605,649

Pursuant to an agreement with one of its directors (see Note 9), the Company has committed to make principal repayments on the loan on or before February 28th of the year following equivalent to 10% of its annual consolidated pre-tax profit, subject to certain restrictions. The amount is to be determined at the Company’s fiscal year end.

14. Contingent Liability

The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract.

15. Income Taxes

The provision for income taxes from continuing operations is comprised of the following:

	March 31,	March 31,	September 30,
	2005	2004	2004 (audited)
Income tax from U.S. operations	$667,893	$310,230	$1,020,096
Income tax recovery from Canadian operations	(167,803)	(118,648)	(508,000)

	500,090	191,582	512,096
Valuation allowance on Canadian operations	167,803	118,648	508,000

Income tax expense	$667,893	$310,230	$1,020,096

At March 31, 2005, management is of the opinion that the “more likely than not” criteria have been met with respect to the U.S. operations and in accordance with generally accepted accounting principles, the Company has recognized the future income tax (“FIT”) benefits arising from loss carry-forwards of prior years and other timing differences which has resulted in the FIT assets in the current period.

With respect to the Canadian operations, management has claimed a valuation allowance equal to future income tax benefits arising from their loss carry forwards, reflecting the position that these tax assets, more likely than not, will not be realized.

At March 31, 2005, the Company had, for Canadian tax purposes, operating losses aggregating approximately $2,888,000.

These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

2005	$1,550,000
2006	740,000
2007	—
2008	20,000
2009	—
2010	70,000
2014	508,000

$2,888,000

The net operating losses available to offset future revenues of the US operations are approximately US$66,030 and expire at various times through 2021.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
March 31, 2005 and 2004

16.	Discontinued Operations

During 2004, the Company elected to cease operations of Greencycle and focus efforts on its Florida operations. Operating activity has now ceased, and as such, the results of its operations are presented as discontinued operations on a comparative basis.

The following summarizes the significant items removed from continuing operations on a comparative basis for the six months ended March 31, 2005 and 2004.

	2005	2004
Revenue	$276,087	$1,569,445
Equipment rentals and administrative costs charged by Florida	(29,226)	(236,764)
Greencycle’s share allocated costs from parent	(33,532)	(75,083)
Other expenses	(184,104)	(1,176,368)

Earnings net of income taxes	$29,225	$81,230

The following summarizes the assets and liabilities of Greencycle as of March 31,2005, included in the accompanying consolidated balance sheet:

Cash	$53,320
Accounts Receivable	9,422
Accounts Payable (including exit costs)	42,358
Payable to Affiliates	24,289

Upon the completion of Greencycle’s commitments, the remaining net assets will be absorbed into the Florida operations.

17.	Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subject in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash, accounts receivable, prepaid expenses and deposits, bank indebtedness, demand loans, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments.

18.	Subsequent events

The following events took place subsequent to March 31, 2005:

(a)	The Company’s Florida subsidiary, CRRI, has acquired a parcel of land valued at US$ 1,394,000 (approximately Cdn$ 1,687,000) for future development utilizing a newly established US$ 600,000 (Cdn$ 726,150) demand loan and internal cash resources.

(b)	On May 6, 2005, CRRI took delivery of new transport equipment which was financed entirely by a new capital lease in the amount of US$569,500 (approximately Cdn$ 689,250). The lease is repayable in 60 monthly installments of US$ 11,318 (Cdn $13,698) including interest at 7.157% secured by the equipment and guarantees of related companies.

19.	Comparative Figures

Certain 2004 comparative amounts have been reclassified to conform with the financial statement presentation adopted for the current year.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedule of Consolidated Cost of Sales
For the six months ended March 31, 2005 and 2004

	3 months	3 months	6 months	6 months
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Direct Materials
Inventory, beginning of period	$597,665	$713,394	$618,784	$739,180
Purchases of direct materials and subtrades	609,512	535,974	901,227	737,583
Testing	2,375	8,075	6,506	15,373

Cost of direct materials available for use	1,209,552	1,257,443	1,526,517	1,492,136
Less: Inventory, end of period	(700,764)	(725,561)	(700,764)	(725,561)

Direct materials used	508,788	531,882	825,753	766,575
Direct labour	1,010,116	882,995	1,990,619	1,725,321
Manufacturing overhead	2,483,797	1,784,787	4,981,090	3,681,796

Manufacturing costs incurred for the period	4,002,701	3,199,664	7,797,462	6,173,692
Work-in-process, beginning of period	48,416	28,956	35,714	26,458

	4,051,117	3,228,620	7,833,176	6,200,150
Less: Work-in-process, end of period	(34,839)	(46,493)	(34,839)	(46,493)

Cost of goods manufactured	4,016,278	3,182,127	7,798,337	6,153,657
Finished goods, beginning of period	171,197	263,441	104,744	171,116

	4,187,475	3,445,568	7,903,081	6,324,773
Less: Finished goods, end of period	(259,571)	(254,966)	(259,571)	(254,966)

Cost of sales for the period	$3,927,904	$3,190,602	$7,643,510	$6,069,807

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedule of Consolidated Direct Selling Expenses
For the six months ended March 31, 2005 and 2004

	3 months	3 months	6 months	6 months
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Advertising	$22,209	$19,347	$24,301	$19,121

Amortization — bag plates and artwork	3,496	4,746	7,492	9,377

Automobile	1,650	1,650	3,300	3,300

Bad debts	11,185	10,771	15,360	21,150

Commissions	2,100	2,100	4,200	4,200

Discounts and allowances	28,260	21,921	27,943	22,839

Entertainment and promotion	24	183	157	2,156

Freight out	1,292,492	877,274	2,296,077	1,615,591

Marketing consulting	6,560	9,151	13,119	22,069

Miscellaneous	44,743	11,735	55,284	18,102

Travel	138,937	95,489	264,744	175,976

Direct selling expenses	$1,551,656	$1,054,367	$2,711,977	$1,913,881

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated General and Administrative Expenses
For the six months ended March 31, 2005 and 2004

	3 months	3 months	6 months	6 months
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Advertising	$4,454	$6,220	$8,975	$14,927

Amortization	97,714	176,863	203,600	241,425

Automobile	10,391	8,170	18,612	15,759

Bank charges and interest	2,071	3,338	4,652	5,481

Business taxes, licenses and fees	24,742	10,441	43,025	37,300

Consulting fees	26,079	34,275	63,007	70,491

Directors fees	2,000	—	2,000	—

Education and training	11,241	7,785	18,047	10,579

Entertainment and promotion	8,786	14,186	23,074	27,047

Foreign exchange loss (gain)	(6,434)	607	28,734	4,884

Insurance	7,380	6,722	14,170	13,290

Interest on long-term debt	130,699	191,861	261,556	301,391

Management fees and salaries	91,852	59,489	154,856	118,217

Miscellaneous	11,985	8,349	23,018	23,777

Office and stationery	26,799	39,506	56,550	81,775

Professional fees	78,411	43,015	121,319	103,832

Rent and office services	26,347	42,253	27,783	52,504

Shareholder relations	14,329	11,523	20,757	17,973

Stock-based compensation	1,169	—	2,186	—

Telephone	37,798	33,326	75,995	68,216

Transfer agent and filing fees	13,054	12,245	14,670	14,985

Travel	17,129	13,780	34,263	27,241

Wages and benefits	545,632	572,779	1,365,023	1,064,532

General and administrative expenses	$1,183,628	$1,296,733	$2,585,872	$2,315,626

Prepared by Management

May 30, 2005
MANAGEMENT DISCUSSION AND ANALYSIS

Second Quarter 2005, For the Six Months Ended March 31, 2005

Background

Consolidated Envirowaste Industries Inc. (the “Company”) is a leading processor of wood and other organic wastes in Western Canada and Florida. Directly and indirectly through its subsidiaries, the Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers, and pulp and paper mills in the US as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers. The Company’s Canadian Operations are comprised of itself and a wholly-owned subsidiary, The Answer Garden Products Ltd. (“Answer”) both of Abbotsford, British Columbia and a division-Red River Soils (“Red River”) based in Winnipeg, Manitoba. The Company’s US Operations are controlled by a wholly-owned subsidiary, Envirowaste International Inc. (“EII”), which in turn controls two wholly-owned subsidiaries-Consolidated Resource Recovery Inc. (“CRR (Florida)” based in Sarasota, Florida, and Consolidated Resource Recovery Inc. (“CRR (Georgia)”), based in Atlanta, Georgia (now inactive).

This MD&A should be read in conjunction with Consolidated Envirowaste Industries Inc.’s unaudited consolidated financial statements for the six months ended March 31, 2005 and related notes. These financial statements are reported in Canadian currency and have been prepared in accordance with Canadian generally accepted accounting principles. Information on the Company’s outstanding shares and segment information for the Company’s two business units-Canadian and US Operations and information thereon are presented in Notes 10 and 12 respectively of the financial statements. Readers are also directed to the annual audited financial statements, related notes and management discussion and analysis for the year ended September 30, 2004, all of which are available to readers on SEDAR at www.sedar.com.

Quarterly Results

The Company recorded a net loss from continuing operations for the three months ended March 31, 2005 of $13,538 or $0.00 per share ($0.00 per share diluted) compared to net earnings from continuing operations of $32,324 or $0.00 per share ($0.00 per share diluted) for the three months ended March 31, 2004. The Company’s Georgia subsidiary ceased daily operations on March 31, 2005, and, is presented as discontinued operations on a comparative basis. After net income from discontinued operations for the quarter of $14,198 (2003 — $59,651), overall net income for the three months ended March 31, 2005 was $660 or $0.00 per share ($0.00 per share diluted) compared to net income of $91,975 or $0.01 per share ($0.01 per share diluted) earned in the same quarter of 2004.

Revenue increased 22% or $1.2 million to $6,682,903 for this quarter compared to the second quarter of 2004, but sales were down from the 1st quarter of 2005 by $490,000 when CRR (Florida) was involved with last fall’s storm cleanup. The Company had similar gross margins compared to the second quarter of 2004 while operating income rose $76,000 for the quarter compared to the three months ended March 31, 2004, reflecting more seasonal values compared to the 1st quarter of 2005.

Revenue from continuing operations in our US unit was 38% higher in the second quarter of fiscal 2005, while gross margins were similar when compared to the second quarter of 2004 in terms of US funds.

This translated to a 28% revenue increase in terms of Canadian funds for the current three months when compared to the second quarter of 2004. While the Canadian dollar was relatively more stable during the quarter ended March 31, 2005, the lower exchange rate compared to the second quarter of 2004 reduced the revenue increase by approximately $450,000. Currency translation differences had only a minor impact on overall net income for the quarter on a comparative basis. Bulk sales in the US unit improved as the Florida operation began to remove the backlog of storm material from sites. Packaged and bulk sales in our Canadian unit were negatively impacted by adverse weather conditions in Western Canada.

Driven by strong results in its Florida subsidiary, the Company’s revenue, operating and net income from continuing operations for the six months ended March 31, 2005, continued at a pace well ahead of the first six months of fiscal 2004. Revenue for the first six months of fiscal 2005, following a reduction of nearly $1 million in currency translation differences, is approximately $3.5 million higher than the first six months of 2004. Gross margins increased to 44.8% for the six months ended March 31, 2005 compared to 41.4% for the first six months of fiscal 2004. Operating income during the six months was $855,000 higher and net income from continuing operations increased $506,700 compared to the six months ended March 31, 2004, while net income, including discontinued operations, is $454,700 more than the same six months of fiscal 2004.

The table below provides selected information derived from the Company’s financial statements for each of the eight most recently completed quarters:

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,
Quarter ended:	2005	2004	2004	2004	2004	2003	2003	2003
Total revenues	$6,682,903	$7,173,264	$6,794,411	$7,383,221	$5,484,735	$4,874,359	$4,513,838	$7,366,287

Income (loss) before discontinued operations	(13,538)	$520,602	$361,326	$651,060	$32,324	($31,966)	($133,916)	$696,393

Earnings (loss) per share-basic	$0.00	$0.04	$0.04	$0.06	$0.00	($0.00)	($0.01)	$0.01

Earnings (loss) per share-diluted	$0.00	$0.04	$0.04	$0.06	$0.00	($0.00)	($0.01)	$0.01

Net income (loss)	$660	$535,629	$249,379	$497,725	$91,975	($10,387)	($247,124)	$97,876

Earnings (loss) per share-basic	$0.00	$0.05	$0.02	$0.05	$0.01	($0.00)	($0.03)	$0.01

Earnings (loss) per share-diluted	$0.00	$0.05	$0.02	$0.05	$0.01	($0.00)	($0.03)	$0.01

Weighted average number of common shares outstanding-basic	10,250,801	10,247,199	10,247,199	10,247,199	10,197,748	10,016,044	9,994,299	9,986,299

Weighted average number of common shares outstanding-diluted	10,331,629	10,247,199	10,284,074	10,258,535	10,209,084	10,057,702	10,133,484	10,151,666

The reader will note that our first quarter of 2005 was not typical of our first quarters; although the quarter ended December 31, 2003 did have revenues above the norm from storm work. Our business, and particularly the Canadian operations which derive almost 82% of their revenues in the 2nd and 3rd quarters during the spring/summer growing season, is subject to seasonal patterns. To a lesser extent, our US operations are subject to the same seasonal patterns given that the material we process is green

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waste which is more abundant in the spring and summer months, while both units’ processing efficiency declines during cold or wet periods.

Cash Flow and Liquidity

The Company generated $389,000 in cash flows from operations during the quarter-similar to that of the comparable quarter of 2004. After changes in working capital items, the Company used 184,000 in cash flows from operating activities during the quarter compared to generating $298,000 in cash flows from operating activities in the quarter ended March 31, 2004-the changes resulting from the processing of the backlog of material from the first quarter represented in deferred revenue and changes in income taxes payable compared to the 2nd quarter of last fiscal year. For the first six months of fiscal 2005, the Company generated approximately $612,000 in cash flows from operating activities after changes in working capital items, compared to $921,000 generated in the first six months of fiscal 2004. Again, this is a reflection of the reduction in deferred revenue related to storm materials processed since September 30, 2004 and the pay down/change in current portions of long-term debt and capital lease balances since the relative year ends.

Results from the first quarter of fiscal 2005 have manifested themselves into a stronger balance sheet at March 31, 2005. Working capital at March 31, 2005 is 1.6:1, showing continued improvement compared to 1.52:1 at the end of the first quarter, and 1.23:1 at this time last year. Debt to equity ratios continue to improve from 1.76:1 at March 31, 2004, to 1.79:1 at our September 30, 2004 year end, 1.48:1 at the end of our first quarter to 1.47:1 at March 31, 2005. During the period from March 31, 2004 to March 31, 2005, the Company has reduced its debt (aided by favourable translation differences) by $1.17 million. Recent results have not only strengthened the balance sheet through the payout of debt, it allows the Company to enhance future earnings and cash flow by reducing interest costs and reducing debt service obligations. It also provides the Company with future borrowing capacity, should strategic investment opportunities arise.

Although the majority of the Company’s financial instruments (cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities etc.) are denominated in US funds, and are subject to exchange rate fluctuation risk versus the Canadian dollar, management is of the opinion that, in the near term, US and Canadian exchange rates will be relatively stable compared to the last two years.

Capital Resources

At present, the Company has adequate internal resources to fund working capital requirements and operating lease commitments (Note 13). In addition to these, CRR (Florida) has entered into a 60 month capital lease agreement subsequent to March 31, 2005 to fund the purchase additional transport equipment worth approximately Cdn$ 689,000 (US$ 569,500). CRR (Florida) has also purchased a parcel of land valued at Cdn$ 1,687,000 (US$ 1,394,000) for future development utilizing a combination of internal cash resources and a new US$ 600,000 demand loan facility which is repayable in full on or before March 31, 2006. Any additional capital expenditures, if deemed appropriate, will be financed through commercial sources. During the quarter ended March 31, 2005, the Company received $31,725 in proceeds from the exercise of 117,500 employee stock options.

Off-Balance Sheet Arrangements

The Company does not have any such arrangements at present or contemplated in the future.

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Transactions with Related Parties

As detailed in Notes 9 and 11 of the financial statements, the Company has loans payable to two of its directors and officers as well as contractual employment amounts payable to them for accrued remuneration, accrued interest, and expense reimbursements consistent with standard business practice.

Financial Instruments and Other Instruments

As described above, management is of the opinion that the Company does not face any undue risk from its financial instruments. The Company does not participate in any hedging or forward contract programs.

Outlook

The Company will return to normal operating levels during the remaining six months of this fiscal year. Weather patterns and competitive pressures have yet to play their roles in the remainder of the spring season; however we expect a continuation of volatile weather conditions and increasing competition in the Western Canadian packaged soil markets. The Company will continue efforts to optimize operations and seek new growth opportunities.

Forward-Looking Statements

This report contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks include, among others: general economic and business conditions, weather factors, competition and product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company’s annual statutory report.

[signed]	[signed]

James E. Darby	Douglas R. Halward
Chairman and Chief Executive Officer	President

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